Exhibit 99.1

CONYERS DILL & PEARMAN 29th Floor One Exchange Square 8 Connaught Place Central Hong Kong T +852 2524 7106 | F +852 2845 9268 conyers.com

28 January 2026

Matter No.: 1012180

Doc Ref.: 111356935
852 2842 9531

Anna.Chong@conyers.com

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng

WenhuaKechuangYuan, Huayuan Blvd. 365

Baohe, Hefei, Anhui 230051

China

Dear Sir/ Madam,

Re: ATA Creativity Global (the “Company”)

We have acted as special legal counsel in the Cayman Islands to the Company in connection with a registration statement on Form F-3 (File No. 333-278921) (the “Registration Statement”, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) and the base prospectus included therein (the “Base Prospectus”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on 25 April 2024, as supplemented by the prospectus supplement dated as of 17 November, 2025 (the “Prospectus Supplement”) and filed with the Commission on or about the date hereof in connection with the issue and offering by the Company of an aggregate of 22,135,094 common shares (the “Common Shares”) of US$0.01 each of the Company (in the form of American depositary shares, each of which represents two Common Shares) (“ADSs”) pursuant to a Subscription Agreement (as defined below) entered into amongst the Company and each of the investors therein.

1.	DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have examined the following documents:

1.1.	a copy of the Registration Statement;

1.2.	a copy of the Base Prospectus and Prospectus Supplement;

1.3.	the fourth amended and restated memorandum and articles of association of the Company;

Partners: Piers J. Alexander, Crystal C. Au-Yeung, Christopher W. H. Bickley, Peter H. Y. Ch’ng, Anna W. T. Chong, Angie Y. Y. Chu, Vivien C. S. Fung, Richard J. Hall, Norman Hau, Wynne Lau, Ryan A. McConvey, Teresa F. Tsai, Flora K. Y. Wong, Lilian S. C. Woo

Consultant: David M. Lamb

BERMUDA | BRITISH VIRGIN ISLANDS | CAYMAN ISLANDS

1.4.	a copy of subscription agreement relating to the issuance, sale and purchase of Common Shares in the form of ADSs of the Company dated 17 November 2025 and entered into amongst Empire Fortune Management Limited, Apollo Wise Investment Limited, Water River Capital Limited and ATA Creativity Global (the “Subscription Agreement”);

1.5.	copies of unanimous written resolutions of the directors of the Company dated 25 April 2024 and 17 November 2025 respectively and unanimous written resolutions of the audit committee of the Company dated 17 November 2025 (together, the “Resolutions”);

1.6.	a copy of a Certificate of Good Standing issued by the Registrar of Companies in relation to the Company on 15 January 2026 (the “Certificate Date”); and

1.7.	such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

2.	ASSUMPTIONS

We have assumed:

2.1.	the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the accuracy, authenticity and completeness of the originals from which such copies were taken;

2.2.	that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention;

2.3.	the capacity, power and authority of each of the parties to the Subscription Agreement, other than the Company, to enter into and perform its respective obligations under the Subscription Agreement;

2.4.	the due execution and delivery of the Subscription Agreement by the Company and each of the parties thereto;

2.5.	the accuracy and completeness of all factual representations made in the Registration Statement, Base Prospectus, the Prospectus Supplement and other documents reviewed by us;

2.6.	that the Resolutions were passed at one or more duly convened, constituted and quorate meetings or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended;

2.7.	that any conditions to which the Resolutions are subject will have been satisfied and/or waived;

2.8.	that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein;

2.9.	that upon issue of the Common Shares to be sold by the Company, the Company will receive consideration for the full issue price thereof which shall be equal to at least the par value of the Common Shares and that the Common Shares will be duly registered in the Company’s Register of Members;

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2.10.	that no invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any Common Shares;

2.11.	that on the date of allotment (where applicable) and issuance of any Common Shares, the Company is, and after any such allotment and issuance the Company is and will be able to, pay its debts;

2.12.	that the Company will have sufficient authorized and unissued share capital to effect the issue of Common Shares at the time of issuance;

2.13.	the validity and binding effect under the laws of the State of New York (the “Foreign Laws”) of the Subscription Agreement which is expressed to be governed by such Foreign Laws in accordance with its terms;

2.14.	that the Company will issue the Common Shares in furtherance of its objects as set out in its memorandum of association and that the memorandum and articles of association of the Company will not be amended in any manner that would affect the opinions expressed herein;

2.15.	that the Subscription Agreement will be, legal, valid, binding and enforceable against all relevant parties in accordance with its terms pursuant to the Foreign Laws (except to the extent that we expressly opine herein on matters of Cayman Islands law);

2.16.	that the issuance and sale of and payment for the Common Shares will be in accordance with the Subscription Agreement duly approved by the board of directors of the Company and the Prospectus Supplement;

2.17.	that there is no contractual or other prohibition or restriction (other than as arising under Cayman Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Prospectus Supplement and the Subscription Agreement;

2.18.	the validity and binding effect under the laws of the United States of America of the Registration Statement, Base Prospectus and the Prospectus Supplement and that the Registration Statement, Base Prospectus and the Prospectus Supplement will be duly filed with and/or declared effective by the Commission; and

2.19.	the Company has not taken any action to appoint a restructuring officer.

3.	QUALIFICATIONS

3.1.	The obligations of the Company in connection with any offer, issuance and sale of any Common Shares -

	(a)	will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, merger, consolidation, moratorium, bribery, corruption, money laundering, terrorist financing, proliferation financing or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors as well as applicable international sanctions;

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	(b)	will be subject to statutory limitation of the time within which proceedings may be brought;

	(c)	will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available;

	(d)	may not be given effect to by a Cayman Islands court, whether or not it was applying foreign laws, if and to the extent they constitute the payment of an amount which is in the nature of a penalty;

	(e)	in the case of the Subscription Agreement, may be subject to the common law rules that damages against the Company are only available where the purchaser of the Common Shares rescinds such agreement; and

	(f)	may not be given effect by a Cayman Islands court to the extent that they are to be performed in a jurisdiction outside the Cayman Islands and such performance would be illegal under the laws of that jurisdiction. Notwithstanding any contractual submission to the exclusive or non-exclusive jurisdiction of specific courts, a Cayman Islands court has inherent discretion to stay or allow proceedings in the Cayman Islands against the Company under the Subscription Agreement if there are other proceedings in respect of the Subscription Agreement simultaneously underway against the Company in another jurisdiction.

3.2.	We express no opinion as to the enforceability of any provision of any document which provides for the payment of a specified rate of interest on the amount of a judgment after the date of judgment or which purports to fetter the statutory powers of the Company.

3.3.	We express no opinion as to the meaning, validity or effect of any references to foreign (non-Cayman Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Subscription Agreement.

3.4.	We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

4.	OPINION

On the basis of and subject to the foregoing, we are of the opinion that:-

4.1.	The Company is duly incorporated and validly existing as an exempted company with limited liability under the laws of the Cayman Islands and, based on the Certificate of Good Standing, is in good standing as at the Certificate Date. Pursuant to the Companies Act (the “Act”), a company is deemed to be in good standing if all fees and penalties under the Act have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Act.

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4.2.	The allotment and issue of the Common Shares have been duly authorised and when allotted, issued and paid for as contemplated in the Subscription Agreement and the Prospectus Supplement, the Common Shares will be validly issued, fully paid and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof in connection with the issue of such shares).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions, which are the subject of this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 6-K being filed on the date hereof and incorporated by reference into the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully,

/s/ Conyers Dill & Pearman
Conyers Dill & Pearman

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